UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe

President and Chief Executive Officer

Ascena Retail Group, Inc.

Colombia Acquisition Corp.

30 Dunnigan Drive

Suffern, New York 10901

(845) 369-4500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$896,688,836 (1)	$102,761 (2)

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 121,998,481 shares of Charming Shoppes, Inc. common stock (representing the shares of common stock outstanding, in-the-money options and shares of common stock subject to restricted stock units or other awards, in each case, as of May 10, 2012) by $7.35 per share, which is the offer price.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,761	Filing Party:	Colombia Acquisition Corp. and Ascena Retail Group, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	May 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 15, 2012, as amended and supplemented by Amendment No. 1 filed on May 23, 2012 and Amendment No. 2 filed on May 24, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), by Ascena Retail Group, Inc., a Delaware corporation (“Parent”), and Colombia Acquisition Corp., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a purchase price of $7.35 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 11.	Additional Information.

The section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” is hereby amended and supplemented by adding a new penultimate paragraph to such section as follows:

“On May 23, 2012, by agreement of the parties, a Stipulation and Order Regarding Consolidation of Related Actions and Appointment of Lead Counsel was filed with the Court of Common Pleas, Bucks County, Pennsylvania with regard to the actions described in the Kraus Complaint, the Ricciardi Complaint, the Lamanna Complaint, the Steinfeld Complaint and the Vineyard Complaint. The court approved the order on May 24, 2012, which consolidated these proceedings before the Court of Common Pleas, Bucks County, Pennsylvania, into a single case captioned In Re Charming Shoppes, Inc. Derivative and Class Action Litigation, No. 2012-04154 (the “Consolidated Action”). Also on May 24, 2012, the plaintiffs in the Consolidated Action filed a Verified Amended Class Action and Derivative Complaint (the “Amended Complaint”) that purports to assert both direct and derivative claims and names as defendants the members of the Company Board, the Company, Parent and Purchaser. The Amended Complaint alleges, among other things, that the Company’s directors engaged in waste of corporate assets and breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further claims that Parent and Purchaser aided and abetted those alleged breaches of fiduciary duties. Specifically, the Amended Complaint asserts that the Company’s directors wrongfully allowed or caused the Company to be acquired by Parent for unfair and inadequate consideration. The Amended Complaint further alleges that the Company’s directors failed to take steps to maximize the value of the Company to its public shareholders, failed to properly value the Company and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Amended Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that the Company’s directors agreed to the transactions to benefit themselves personally. In addition, the Amended Complaint alleges that the Schedule 14d-9 was materially false and misleading. The Amended Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief. Both Parent and the Company believe the Amended Complaint lacks merit and are contesting it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

COLOMBIA ACQUISITION CORP.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer

ASCENA RETAIL GROUP, INC.

By	/s/ David R. Jaffe
Name:	David R. Jaffe
Title:	President and Chief Executive Officer